EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Nos. 333-145176, 333-197858, 333-226815, 333-233297, 333-258791, 333-266834, and 333-273886) on Form S-8 and the Registration Statement (No. 333-275451) on Form S-3 of inTEST Corporation of our reports dated March 13, 2025, relating to the consolidated financial statements and the financial statement schedule and the effectiveness of internal control over financial reporting (on which our report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of material weakness) of inTEST Corporation, appearing in this Annual Report on Form 10-K of inTEST Corporation for the year ended December 31, 2024.

/s/ RSM US LLP

Blue Bell, Pennsylvania

March 13, 2025